Exhibit 99.1


                       BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23                                       NIRE. 35300010230
                             A Publicly Held Company


                      MEETING OF THE ADMINISTRATIVE COUNCIL
                               OF FEBRUARY 16 2004


                     On February 16 2004, at 3:30pm., the Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A. met at its head office, with the legal quorum being present and under the presidency of Dr. Olavo Egydio Setubal, unanimously deciding "ad referendum" of the General Meeting:


1. to declare complementary interest on capital to that paid and declared for the fiscal year 2003, in the amount of R$ 0.88 per thousand shares, for payment on March 5 2004, with 15% income tax to be withheld at source, resulting in net interest of R$ 0.748 per thousand shares, except for those stockholders proven to be immune or exempt, based on each stockholder's position as of February 26 2004;

2. to pay, also on March 5 2004, the complementary interest on capital declared by this Council, in a meeting held on December 15, 2003, in the amount of R$ 5.74 per thousand shares, less 15% income tax at source, resulting in net interest of R$ 4.879 per thousand shares, except in the case of those stockholders already certified as either not subject to or exempt from such a tax payment. The individual allocation of this interest was done on December 30 2003, based on each stockholder's position as of December 30 2003, as has already been made public.

                     There being no further items on the agenda, the meeting was declared closed and the present minutes were transcribed, read, approved and signed by all those present. Sao Paulo-SP, February 16 2004. (signed) Olavo Egydio Setubal - President; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Presidents; Alcides Lopes Tapias, Carlos da Camara Pestana, Fernao Carlos Botelho Bracher, Henri Penchas, Jose Vilarasau Salat, Persio Arida, Roberto Teixeira da Costa and Sergio Silva de Freitas - Councilors.



                                           ALFREDO EGYDIO SETUBAL
                                         Investor Relations Director